UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Constellation Pharmaceuticals, Inc.

(Name of Subject Company)

Constellation Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

210373106

(CUSIP Number of Class of Securities)

Lara Smith-Weber

President, Secretary, Treasurer

Constellation Pharmaceuticals, Inc.

c/o MorphoSys AG

Semmelweisstraße 7

82152 Planegg

Germany

+49 89-89927-0

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephan Hutter

Graham Robinson

Faiz Ahmad

Skadden, Arps, Slate, Meagher& Flom LLP

500 Boylston Street

Boston, MA 02116

(617)573-4850

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 16, 2021, relating to the tender offer by MorphoSys Development Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) at a price per Share of $34.00, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new section entitled “Expiration of the Offering Period” is added before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 36:

“At one minute after 11:59 p.m., New York City time, on July 14, 2021, the Offer expired. Computershare Trust Company, N.A. the depository and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 42,811,957 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 89% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event no later than the second business day after such acceptance) pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Parent and Purchaser have completed the acquisition of the Company on July 15, 2021 by consummating the Merger pursuant to the Merger Agreement at 7:45 a.m. New York City time without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each outstanding Share (other than Excluded Shares) were cancelled and converted into the right to receive $34.00, net to the seller in cash, without interest, and subject to any applicable withholding of taxes.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. The Company and Parent intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSTELLATION PHARMACEUTICALS, INC.

Dated: July 15, 2021	By:	/s/ Lara Smith-Weber
Name: Lara Smith-Weber
Title: President, Secretary, Treasurer